CLERK'S CERTIFICATE

The undersigned certifies that she is the Clerk of Pear Tree Funds, a voluntary association with transferrable shares organized under the laws of the Commonwealth of Massachusetts (the "Trust"), and that, as such, she is qualified to execute this Certificate.  The undersigned further certifies that attached hereto as Exhibit A is a true and complete copy of the resolutions of the Trustees of the Trust duly adopted at a meeting of the Trustees duly called and held on February 4, 2016 at which a quorum was present and acting throughout, and said resolutions have not been revoked, revised or amended, and are on the date hereof, still in full force and effect.

IN WITNESS WHEREOF, the undersigned has executed this certificate this 4th day of March, 2016.

By:  /s/ Lori A. Wessels
        Lori Wessels, Clerk

EXHIBIT A

Certain Resolutions of the Trustees of Pear Tree Funds

Approval of Changing the Name of Pear Tree PanAgora Dynamic Emerging Markets Fund
RESOLVED, that pursuant to Article III, Section 1 of the Second Amended and Restated Agreement and Declaration of Trust of the Trust dated May 26, 2011, the name of the Series of the Trust currently designated as "Pear Tree PanAgora Dynamic Emerging Markets Fund" is redesignated as "Pear Tree PanAgora Emerging Markets Fund" as of April 1, 2016; and it is
FURTHER RESOLVED, that the officers of the Trust be, and each of them hereby is, authorized and directed on behalf of the Trust to make such filings with the SEC as well as the Secretary of the Commonwealth of Massachusetts and any of the Commonwealth's agencies and subdivisions thereof, and to take such actions, as such officers deem necessary or appropriate to effectuate such change.